

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

Mr. William J. Clough
Chief Executive Officer
CUI Global Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062

> **Re:** **CUI Global Inc. (f/k/a Waytronx, Inc.)**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 1, 2010**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-29923**

Dear Mr. Clough:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Assistant Director
Larry Spirgel

cc: Sent via facsimile to (503) 612-2383
William J. Clough
Chief Executive Officer